November 21, 2008

Mr. Max A Webb
Assistant Director
Securities and Exchange Commission
Mail Stop 3561
Washington D.C. 20549

Re:	Air Methods Corporation
Form 10-K/A for the Fiscal Year Ended December 31, 2007
Commission File Number: 000-16079

Dear Mr. Webb,

Pursuant to your letter dated November 10, 2008, we will, in future filings, provide additional qualitative and quantitative disclosures as to the performance measures related to the performance-related compensation of our executive officers.

* * * * * * * * * * * * * * * * * * * * * *

As part of this response, Air Methods acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and Air Methods may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 303-792-7400 if you should have any further questions or comments.

Sincerely,

Trent J. Carman
Chief Financial Officer
Air Methods Corporation